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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Wauwatosa Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

94348P 10 8

(CUSIP Number)

James D. Friedman, Esq.
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53201
(414) 277-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 94348P 10 8

1.	Name of Reporting Person: Lamplighter Financial, MHC		I.R.S. Identification Nos. of above persons (entities only): 20-3598422

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Wisconsin

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 23,050,183

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 23,050,183

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,050,183

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.35%

14.	Type of Reporting Person (See Instructions): HC

Item 1. Security and Issuer
     The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.01 per share (the “Common Stock”), of Wauwatosa Holdings, Inc., a Wisconsin corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 11200 West Plank Court, Wauwatosa, Wisconsin 53226.
Item 2. Identity and Background
(a)	The name of the reporting person is Lamplighter Financial, MHC (the “MHC”).

(b)	The address of the MHC’s principal executive offices is 11200 West Plank Court, Wauwatosa, Wisconsin 53226.

(c)	The MHC’s principal business is to hold a majority of the shares of the Issuer’s Common Stock.

(d)	The MHC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	The MHC has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The MHC is a mutual holding company incorporated under the laws of the state of Wisconsin.
     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each director and executive officer of the MHC (the “Insiders”):

Directors and Executive Officers

Name	Occupation
Barbara J. Coutley	Director and Senior Vice President and Secretary of the Company, the Issuer and Wauwatosa Savings Bank

Thomas E. Dalum	Director of the Company, the Issuer and Wauwatosa Savings Bank; President of DUECO, Inc. and Chairman of the Board of UELC.

Michael L. Hansen	Director of the Company, the Issuer and Wauwatosa Savings Bank; Substantial ownership in Eagle Metal Finishing, LLC and Mid States Contracting, Inc.

Patrick S. Lawton	Director of the Company, the Issuer and Wauwatosa Savings Bank; Managing Director of Fixed Income Capital Markets of Robert W. Baird & Co., Incorporated.

Stephen J. Schmidt	Director of the Company, the Issuer and Wauwatosa Savings Bank; President of Schmidt and Bartelt Funeral and Cremation Services.

Donald J. Stephens	Director, President, and Chief Executive Officer of the Company, the Issuer and Wauwatosa Savings Bank

Richard C. Larson	Chief Financial Officer and Treasurer of the Company, the Issuer and Wauwatosa Savings Bank

Kenneth A. Snyder	Vice President of the Company, the Issuer and Wauwatosa Savings Bank
     To the MHC’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
     On October 4, 2005, Wauwatosa Savings Bank (the “Bank”) reorganized from a mutual savings bank into a multi-tiered mutual holding company form of organization (the “Reorganization”) in accordance with a Plan of Reorganization and Stock Issuance Plan (the “Plan”) dated May 17, 2005 and amended on June 3, 2005. The MHC and the Issuer were created in connection with the Reorganization. As part of the Reorganization, the Bank converted to stock form and issued all of its shares to the MHC and the Issuer issued a total of 33,723,750 shares of Common Stock to the public, of which 23,050,183 shares of Common Stock were issued to the MHC in exchange for 100% of the MHC’s ownership of the Bank. As a result of the Reorganization and stock issuance, the Bank is a wholly owned subsidiary of the Issuer, and the Issuer is owned approximately 68.35% by the MHC.
     Insiders and their affiliates acquired shares of Common Stock of the Issuer in the public offering. These shares of Common Stock acquired by Insiders and their affiliates were purchased with their personal funds. The Insiders report these acquisitions on their own individual Forms 3 and 4.
Item 4. Purpose of Transaction.
     The primary purpose of the Reorganization was to establish a structure that will enable the Bank to raise additional capital to support future lending and operational growth and also to support possible future branching activities or acquisitions. The Reorganization will also enable the Bank’s employees and officers to obtain an equity ownership interest in the Bank. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to a mutual savings bank. Because the Issuer only sold a minority of the common stock to the public, the Bank’s mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.
     Although the MHC and the Insiders intend to exercise their rights as shareholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) — (b) The MHC beneficially owns 23,050,183 shares of the Issuer’s Common Stock representing 68.35% of the 33,723,750 shares of the Issuer’s Common Stock outstanding as of October 4, 2005. The MHC has sole voting power over 23,050,183 shares. The MHC does not have shared voting power over any of its shares. The MHC has sole dispositive power over 23,050,183 shares. The MHC does not have shared dispositive power over any of its shares.
     Unless otherwise indicated, each of the named individuals below has sole voting and investment power with respect to the shares shown.

	No. of Shares		% of Outstanding
Name	Beneficially Owned		Common Stock
Barbara J. Coutley	9,346	(1)	*
Thomas E. Dalum	851	(2)	*
Michael L. Hansen	844		*
Patrick S. Lawton	35,775		*
Stephen J. Schmidt	2,040		*
Donald J. Stephens	50,000	(3)	*
Richard C. Larson	11,100	(4)	*
Kenneth A. Snyder	5,000		*

*	Denotes less than 1% of shares outstanding.

(1)	These shares are held in an IRA of Ms. Coutley’s spouse.

(2)	These shares are held by Mr. Dalum in a revocable trust.

(3)	These shares are held by Mr. Stephens in a revocable trust.

(4)	Includes 50 shares held by Mr. Larson as custodian for his son under the Uniform Transfer to Minors Act and 50 shares owned by his daughter.
     (c) Neither the MHC nor any Insider has effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule 13D.
     (d) Not applicable.
     (e) Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.
Item 7. Material to Be Filed as Exhibits
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 13, 2005

Date
/s/ Donald J. Stephens

Signature
Donald J. Stephens/President and Chief Executive Officer

Name/Title